Exhibit 11

                           CONSOLIDATED FREIGHTWAYS, INC.
                         COMPUTATION OF PER SHARE EARNINGS


The following is the computation of fully diluted earnings per share:

                                                  Three Months Ended
                                                       March 31
                                                   1996        1995
                                           (Dollars in thousands except
                                            per share data)

Net income (loss) applicable
   to common shareholders                     $   (1,854)     $   19,842

Non-discretionary adjustments under
  the if-converted method:
  Addback: Series C, preferred dividends               -           2,207
  Addback: Series B, preferred dividends,
    net of tax benefits                            2,134           2,117
  Less: Replacement of funding
    adjustment, net of tax benefits (1)           (1,668)         (1,664)
Net income (loss) applicable
   to common shareholders                     $   (1,388)     $   22,502

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Common shares                                43,952,397     43,274,729
  Equivalents - stock options                     990,587      1,244,429
  Series B, Preferred stock
      if-converted method                       4,194,726      4,142,418
                                               49,137,710     48,661,576


FULLY DILUTED EARNINGS PER SHARE (2)          $     (0.03)   $      0.46


(1) Additional payment to the Company's Thrift and Stock Plan to replace the funding lost under the if-converted method.
(2) Fully diluted loss per share was reported at $(.04) per share on the Statement of Consolidated Operations for the three months ended March 31, 1996, as this computation indicates that the items included under the if-converted method were anti-dilutive.